UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 0-17840

NOTIFICATION OF LATE FILING

       (Check One): Form 10-K Form 20-F Form 11-K Form 10-Q Form N-SAR Form N-CSR

For Period Ended:	September 30, 2004

Transition Report on Form 10-K	Transition Report on Form 10-Q
Transition Report on Form 20-F	Transition Report on Form N-SAR
Transition Report on Form 11-K

For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant	New Horizons Worldwide, Inc.

Former name if applicable

Address of principal executive office (Street and number)

1900 S. State College Boulevard

City, state and zip code	Anaheim, CA 92806

PART II
RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     In October 2004, key senior accounting and finance personnel resigned, including the Registrant’s Chief Financial Officer and Controller. In addition, the responsibilities of the Registrant’s Director of Finance were changed significantly. This turnover of personnel in the Registrant’s accounting and finance department has resulted in the loss of significant knowledge and experience with regard to the Registrant’s accounting policies and procedures, which has increased the amount of time required to perform the control procedures and develop financial information necessary to prepare the information required to be included in its Quarterly Report on Form 10-Q for the period ended September 30, 2004. As a result, the Registrant could not file that Form 10-Q within the prescribed time period without unreasonable effort or expense.

PART IV
OTHER INFORMATION

     (1)     Name and telephone number of person to contact in regard to this notification

Thomas J. Bresnan	(714)	940-8000

(Name)	(Area Code)	(Telephone Number)

     (2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes   No

     (3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes   No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Although the Registrant has not yet completed its interim financial statements for the quarter ended September 30, 2004, it currently expects to record significant charges for the impairment of goodwill and fixed assets, and an increase in the valuation allowance for its deferred tax assets during the three-month period ending September 30, 2004. The performance of the analyses required to determine the valuation of these charges, in addition to the resignation of key accounting personnel in October 2004, has resulted in the Registrant needing additional time in which to file its Form 10–Q.

     As a result of the significant charges the Registrant expects to record during the three-month period ending September 30, 2004, the Registrant expects to report a significant net loss for the three-month and nine-month periods ended September 30, 2004.

New Horizons Worldwide, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	November 10, 2004	By	/s/ Thomas J. Bresnan

Thomas J. Bresnan, Chief Executive Officer

     Instruction.   The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).